UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

GENERAL MEETING RESULTS

Steakholder Foods Ltd. (the “Company”) hereby announces that a general meeting of shareholders of the Company held on March 30, 2023, approved the following proposals brought before the meeting by the requisite majority for each proposal in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on February 22, 2023, and sent in connection with the Meeting: to reelect each of Mr. Eli Arad and Mr. David Gerbi as Class I directors of the Company, to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors, to approve the 2022 Share Incentive Plan and to approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors..

The meeting did not approve the following proposals brought before the meeting by the requisite majority for each proposal: to approve the Company’s compensation policy; to approve the compensation payable to the Company’s current and future directors; and to approve the compensation payable to Mr. Arik Kaufman, the Company’s Chief Executive Officer.

43,548,710 ordinary shares, representing approximately 25.31% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

EXTENSION OF TERM OF GUY HEFER AS CHIEF FINANCIAL OFFICER

Due to a delay in the planned filing of the Company’s annual report on Form 20-F, and further to the Company’s announcement that Mr. Guy Hefer, Chief Financial Officer of the Company would step down following the planned filing date of the annual report, the Company hereby announces that the Company’s Board of Directors has resolved, and Mr. Hefer has agreed, that he shall continue serving as the Company’s Chief Financial Officer until after the actual submission of the annual report, which the Company expects to take place in a timely manner.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: March 30, 2023